Filed by WellPoint Health Networks Inc.
pursuant to Rule 425 of the Securities
Act of 1933 and deemed filed pursuant
to Rule 14a-12 of the Securities
Exchange Act of 1934

Subject Company: Cobalt Corporation
Commission File No.: 1-14177

Certain statements contained in this filing contain forward-looking statements. Actual results could differ materially due to, among other things, operational and other difficulties associated with integrating acquired businesses, nonacceptance of managed care coverage, business conditions and competition among managed care companies, rising health care costs, trends in medical loss ratios, health care reform, delays in receipt of regulatory approvals for pending transactions and other regulatory issues. Additional risk factors are listed from time to time in WellPoint’s various SEC reports, including, but not limited to, WellPoint’s Annual Report on Form 10-K for the year ended December 31, 2002.

This filing may be deemed to be solicitation material with respect to the proposed transaction between Cobalt Corporation and WellPoint.  In connection with the proposed transaction, WellPoint has filed with the SEC a registration statement on Form S-4 that contains a preliminary proxy statement-prospectus regarding the proposed transaction.  The information contained in the preliminary proxy statement-prospectus is not complete and may be changed. When it becomes available, the final proxy statement-prospectus will be sent to the stockholders of Cobalt seeking their approval of the proposed transaction.  Stockholders of Cobalt are encouraged to read the final proxy statement-prospectus because it will contain important information about the proposed transaction.  The final proxy statement-prospectus and all other documents filed or to be filed by Cobalt or WellPoint with the SEC are or will be available for free both on the SEC’s web site (www.sec.gov) and from Cobalt’s and WellPoint’s respective corporate secretaries.  Cobalt and its directors and executive officers may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction. Information regarding the interests of Cobalt’s directors and executive officers will be included in the final proxy statement-prospectus.

Beginning July 29, 2003 and continuing from time to time thereafter, certain of the following slides will be used by senior management of WellPoint Health Networks Inc. in making presentations to analysts and investors or potential investors in various meetings and conferences.

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CIBC World Markets

Boston Investor Meetings

Leonard D. Schaeffer
Chairman and CEO
WellPoint Health Networks Inc.

July 29, 2003

This presentation contains non-GAAP financial measures as defined in the rules of the Securities and Exchange Commission.  As required by the rules, a reconciliation of those measures to the most directly comparable GAAP measures is available at our website, which can be found at www.wellpoint.com.

[LOGO]

The following presentation may be deemed to be solicitation material with respect to the proposed transaction between Cobalt Corporation and WellPoint.  In connection with the proposed transaction, WellPoint has filed with the SEC a registration statement on Form S-4 that contains a preliminary proxy statement-prospectus regarding the proposed transaction.  The information contained in the preliminary proxy statement-prospectus is not complete and may be changed. When it becomes available, the final proxy statement-prospectus will be sent to the stockholders of Cobalt seeking their approval of the proposed transaction.  Stockholders of Cobalt are encouraged to read the final proxy statement-prospectus because it will contain important information about the proposed transaction.  The final proxy statement-prospectus and all other documents filed or to be filed by Cobalt or WellPoint with the SEC are or will be available for free both on the SEC’s web site (www.sec.gov) and from Cobalt’s and WellPoint’s respective corporate secretaries.  Cobalt and its directors and executive officers may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction. Information regarding the interests of Cobalt’s directors and executive officers will be included in the final proxy statement-prospectus.

[LOGO]

Business Process

Financial & Operational Integrity

	1 Develop & Manage Networks & Quality	Increased Satisfaction
	2 Design Plans & Products to Meet Customer Needs	• Members
	3 Price Right	• Associates
Business Plan	4 Sell/Renew Profitable Business	• Health Care Professionals
	5 Bill Timely & Correctly	• Distribution Channels
	6 Collect Timely & Completely	• Payors
	7 Pay Claims Timely & Accurately	• Shareholders

Common Technology Infrastructure

Business Process Components

Governance & Control

Business Strategy	Customer Value	Profitable Growth

Improved Efficiency

Business Strategy	Governance & Control

Leverage Competitive Advantages	Customer Value	Profitable Growth

Improved Efficiency

• Broad product offerings
• Diverse customer base
• Pricing flexibility
• Regional geographic focus

Product Choice

Medical

Hybrid
Indemnity	PPO	POS	HMO

Specialty

Pharmacy
Dental
Behavioral Health
Life/Long Term Care
Disability
Medical Management
Network Access

CHOICE = VALUE

Diversity of Customer Base

June 30, 2003 Enrollment

[CHART]

4,784,000 Large Group ASO*

400,000 Seniors

837,000 Medi-Cal

722,000 Other State Sponsored Programs

1,407,000 Individual

1,338,000 Small Group

3,890,000 Large Group Insured

* Includes 1.4 million network access members

Pricing Flexibility

Throughout the Year

(As of March 31, 2003)

[CHART]

Percent of Risk Membership Re-Priced:

Q1 - 29%

Q2 - 6%

Q3 - 14%

Q4 - 7%

Any time (usually 2H) - 45%

Note: Excludes state sponsored programs

Regional Concentration

•                  Health care is locally delivered and locally consumed

•                  Better network leverage

•                  Greater actuarial precision

•                  More efficient marketing/operations

[GRAPHIC]

Internal Growth Strategy

Increase Market Share

Enrollment Growth 5%

Price Right

L.T. Medical Trend at 5%
Revenues Increase 10%
MCR Remains Constant

Increase Gross U/M 10%

Flat SG&A PMPM

Increase Net U/M 14%

Cash Flow > Net Income

15% Net Income Growth

Enhanced Shareholder Value

[CHART]

Stock Price

Opportunistic Acquisitions

Internal Growth

Increase Market Share

Enrollment Growth 5%

Price Right

L.T. Medical Trend at 5%
Revenues Increase 10%
MCR Remains Constant

Increase Gross U/M 10%

Flat SG&A PMPM

Increase Net U/M 14%

Cash Flow > Net Income

15% Net Income Growth

Enhanced Shareholder Value

[CHART]

Stock Price

Value Creation

Mergers & Acquisitions

Identify M & A Targets

• Indemnity lives
• Managed care companies
• Specialty businesses

Due Diligence

Determine Opportunities for WLP Competencies to Create Value

• Market share
• Geographic concentration
• Regulatory environment
• Population density
• Integration process
• Strategic fit / product mix
• Competitor implications

Negotiation & Transition Planning

Evaluate Capital Allocation

[GRAPHIC]

The Pending Cobalt Merger

A Very Compelling Transaction...

•                  Offers customers a broad product portfolio with geographic concentration

•                  Supports WLP’s growth strategy in the Midwest and diversifies geographic profile

•                  Realize significant growth potential

•                  Achieve market share gains in Wisconsin

•                  Leverage distribution channels to grow ISG business

•                  Offer additional specialty products

•                  Continued earnings growth opportunities as the operational turnaround continues

•                  New management team with a successful track record

Transaction Summary

•                  Transaction valued at approximately $906 million on a fully diluted basis or $20.50 per CBZ share

•                            50% of consideration in cash (taxable)

•                            50% of consideration in WLP stock (tax-free) at a fixed exchange ratio ($19.00 floor)

•                  Merger currently expected to yield returns in excess of WLP’s cost of capital

•                            Similar product portfolio and culture minimizes integration risk

•                            Achievable revenue and cost synergies

•                  Merger currently expected to close by year end 2003

Diversifies WLP Geographic Profile

(As of June 30, 2003)

1996	2Q03	Post Merger**

[CHART]	[CHART]	[CHART]
100% California	CA 50%	CA 47%
	GA 16%	GA 15%
	Central Region 21%	Central Region 25%
	Other 13%	Other 13%

*	Includes Missouri, Illinois, Texas and Wisconsin

**	WLP & CBZ combined as of 6/30/03

WellPoint Earnings Growth 1996 - 2002

Primarily internal growth
augmented by acquisitions

($ in millions)

1996* - $198.5 (a)

2002* - $694.1 (b)

[CHART]

(a) Income from continuing operations

(b) Income before extraordinary item

* As of December 31

[GRAPHIC]

Governance & Control

Business Strategy	Customer Value	Profitable Growth

Improved Efficiency

What Members Want...

•                Choice

•                Access

•                Information

Open Access Products

As of June 30, 2003

[CHART]

Open Access Membership 66%

HMO Membership 34%

Note: HMO membership includes 1,381,000 State Sponsored Programs members

Products That Meet Customer Needs

PlanScape	Low price point products for individuals

FlexScape	Defined contribution plan for small employers

Power CareAdvocate	Health improvement program for large group members

Power HealthFund	Provides resources that assist members with health care decisions

Ethnic Marketing	Outreach to Hispanic, Asian & African American communities

Current CA Networks

Midwife Network	17
Audiologist Network	309
Physical Therapy Network	2,145
Acupuncture Network	932
Chiropractic Network	2,494
Behavioral Health Services	4,632 Physicians
122 Facilities
Prudent Buyer (PPO)	46K Physicians
416 Hospitals
BCC HMO	29K Physicians
408 Hospitals
Medicare Risk	13K Physicians
139 Hospitals
Medi-Cal Managed Care	14K Physicians
210 Hospitals
Clinical Lab Network	236 Sites
Imaging Centers Network	291 Sites
Workers Comp	10K PPO Physicians
284 Frontline Physicians
Ambulance Network	37 companies
Med. Products & Services	1,181 Locations

Vision Network	3,525 Optometrists
1,023 MD’s
Hospice Network	97 Sites
(81 Agencies)
Home Health Network	266 Sites
(178 Agencies)
Standard Hospital Network	439
Medicare Select	56 Hospitals
Ambulatory Surgery Network	317 Facilities
Dialysis Centers	266 Sites
Alternative Birth Centers	8 Sites
Employee Assistance Prog.	663 Counselors
Pharmacy Net.	4,321 Chain
633 Independent
Dental Network	2,685 Dent Net Dent.
10K PPO Dentists

Preventive Care Network	116 Sites
Home Infusion Network	116 Sites
(68 Agencies)
Skilled Nursing Facility	477 Facilities
Centers for Expertise Net.	20 Facilities

Key: Professional Network, Institutional Network, Specialty Product Network

Cost Indicators

[GRAPHIC]

Name	Address	City	Phone	Zip	Inpatient	Outpatient	Links

Barlow Hospital *	2000 Stadium Way	Los Angeles	(213) 250-4200	93026	###	N/A	MPQ

Brotman Medical Center *	3828 Delmas Ter	Culver City	(310) 836-7000	90232	###	##	MPQ

California Hospital Medical Center *	1401 S Grand Ave	Los Angles	(213) 748-2411	90015	##	##	MPQ

Cedars Sinai Medical Center *	8700 Beverly Blvd	West Hollywood	(310) 855-5000	90048	####	####	MPQ

Centinela Hospital Medical Center *	555 E Hardy St	Inglewood	(310) 673-4669	93301	###	##	MPQ

Century City Hospital *	2070 Century Park E	Los Angles	(310) 553-6211	90067	##	##	MPQ

Childrens Hospital Los Angeles *	4650 W Sunset Blvd	Los Angles	(323) 660-2450	90027	###	##	MPQ

Daniel Freeman Marina Hosp *	4650 Lincoln Blvd	Marina Del Ray	(310) 823-8911	90292	##	#	MPQ

Daniel Freeman Mem Hosp *	333 N Prairie Ave	Inglewood	(310) 674-7050	90301	#	#	MPQ

Encino Tarzana Reg Med Ctr-Encino Campus *	16237 Ventura Blvd	Encino	(818) 995-5000	91436	#	##	MPQ

Glendale Memorial Hosp & Hlth Cntr. *	1420 S Central Ave	Glendale	(818) 502-1900	91204	#	##	MPQ

Good Samaritan Hospital *	616 Witmer St	Los Angles	(213) 977-2121	90017	#	##	MPQ

Kennath Norris Jr Cancer Hospital*	1441 Eastlake Ave	Los Angles	(323) 865-3000	90033	###	###	MPQ

Midway Hospital Medical Center **	5925 San Vicente Blvd	Los Angles	(323) 938-3161	90019	###	##	MPQ

Each hospital is placed into one of four cost categories

#	In general, least expensive

##	In general, less expensive

###	In general, more expensive

####	In general, most expensive

Quality Indicators

[LOGO]                                                    Brought to you by Blue Cross of California

Blue Cross of California (BCC) is an independent Licensee of the Blue Cross Association (BCA) ©2001 BCC

Hospital Clinical Experience and Outcomes for Selected Procedure

	CEDARS-SINAI MEDICAL CENTER	UCLA MEDICAL CENTER	PROVIDENCE ST JOSEPH MEDICAL CENTER

Valve Replacement and Repair: Inpatient

Patients Having Procedure in One Year	208	221	68

Severely III Patients Having Procedure in One Year	170	192	n/a

Complication Rate	As Expected	[See Discussion]	As Expected

Post-Operative Infection Rate	As Expected	As Expected [ See Discussion]	As Excepted

Hospital Over all Patient Safety Standards

	CEDARS-SINAI MEDICAL CENTER	UCLA MEDICAL CENTER	PROVIDENCE ST JOSEPH MEDICAL CENTER

Computerized Physician Order Empty	Good Progress Toward Standard	Good Progress Toward Standard	Date Not Available

Intensive Care Unit Physician Staffing	Meets Standard	Meets Standard	Date Not Available

Hospital Raputation

	CEDARS-SINAI MEDICAL CENTER	UCLA MEDICAL CENTER	PROVIDENCE ST JOSEPH MEDICAL CENTER

Public Perception for Heart Care	Best in Los Angeles-Long Beach	Good in Los Angeles-Long Beach	Good in Los Angeles-Long Beach

JCAHO Accreditation	Yes	Yes	Yes

Hospital’s Comment		Comment	Comment

Governance & Control

Business Strategy	Customer Value	Profitable Growth

Improved Efficiency

What Employers Want...

•                         Tools to manage medical inflation

•                         Service Innovation

Tools to Manage Medical Inflation

[GRAPHIC]

Medical Inflation

[GRAPHIC]	[GRAPHIC]

Plan Design	Health Management

[GRAPHIC]

Network Configuration

Plan Design

[GRAPHIC]

Medical Inflation

[GRAPHIC]	[GRAPHIC]

Plan Design	Health Management

[GRAPHIC]

Network Configuration

Employer Flexibility

•                  Plan designs today are rich

•                  85% of WLP’s CA PPO members have $250 or less deductible

•                  65% have an office visit co-pay of $10 or less

•                  89% of WLP’s CA HMO members have 100% coinsurance for inpatient care

•                  Changes can significantly impact trends

•                  Branded drug deductible ($250) reduces pharmacy trend from 17% to negative 12% in PlanScape plans

Network Configuration

[GRAPHIC]

Medical Inflation

[GRAPHIC]	[GRAPHIC]

Plan Design	Health Management

[GRAPHIC]

Network Configuration

Segmented Networks

Segmented Networks	Market Opportunities

Centers of Excellence
Hospitals	Narrow network for high cost procedures

Millennium
Sub-specialists	Members have more knowledge of cost

Alliance
Specialists	Targeted to low income and uninsured

Direct Contract
Primary Care Physicians	Agreements with failed medical group MDs

Cost Variations

[LOGO]

September 19, 2000

The operation you get often depends on where you live.

		Total Abdominal Hysterectomy	Cholecystectomy	Total Knee Replacement

[GRAPHIC]	CA Hospital A	$25,100	$27,000	$28,700
	CA Hospital B	$2,200	$1,700	$3,000

[GRAPHIC]	GA Hospital A	$11,400	$12,500	$21,100
	GA Hospital B	$2,800	$2,800	$8,700

[GRAPHIC]	MO Hospital A	$26,200	$18,200	$119,400
	MO Hospital B	$3,100	$9,600	$24,900

[GRAPHIC]	TX Hospital A	$37,700	$18,600	$41,000
	TX Hospital B	$14,700	$2,100	$24,700

Health Management

[GRAPHIC]

Medical Inflation

[GRAPHIC]	[GRAPHIC]

Plan Design	Health Management

[GRAPHIC]

Network Configuration

Targeted Medical Management

WellPoint Membership

[CHART]

Members with chronic conditions

• Asthma
• Congestive Heart Failure
• ESRD
• Diabetes
• Depression
• Oncology
• High risk pregnancy
• Etc.

WellPoint Membership

[CHART]

WellPoint Medical Costs

[CHART]

Outcomes:

Diabetes Program

Outcomes

Inpatient Utilization for DCM Participants vs. Non-Participants

[CHART]

Average Number of ER Admissions per Patient

[CHART]

Average HgbA1c Test Results by Number of Years Enrolled

[CHART]

Outcomes:

Asthma Program

Asthma Program Decreased Emergency Room Visits

Baseline: 1998  Re-Measure: 2000*

[CHART]

Results are statistically significant.

*            Baseline period is 12 months prior to identification and varies by member.
Re-measurement period is 24 months post baseline.

Service Innovations

Sophisticated Research Tools

Meet Customer Needs & Expectations  [GRAPHIC]

•                  E-Business

•                  Member Self-service

•                  Employer Access

•                  Provider Access

•                  AgentFinder & AgentConnect

•                  Virtual call centers

•                  One-call resolution

•                  Enhanced work flow management

•                  Advanced imaging technology

•                  Bar coding applications

•                  Telemedicine

Governance & Control

Business Strategy	Customer Value	Profitable Growth

Improved Efficiency

•                         Claims submission and processing

[LOGO]

Why Pay a Claim Faster?

•                  Improve doctor and hospital relationships

•                  More timely data for actuarial analysis

•                  Lower administrative costs

Re-engineer Claims Submission and Processing

Total Claims Payable

	Incurred but not reported claims “IBNR”	Claims Inventory	Adjustments

[GRAPHIC]	Bill for services rendered	[LOGO] [GRAPHIC]
$
[GRAPHIC]	Claims denied or returned for data		Payments
$
Resubmitted clean claim

Service Date	WLP receives clean claim	WLP pays clean claim

Opportunities to Improve Timeliness

	• Provider connectivity (EDI)	• Auto-adjudication rates
	• Consistent claim edits	• Standard plan designs
	• Provider education/training	• Efficient imaging/workflows
• Associate training

Governance & Control

Business Strategy	Customer Value	Profitable Growth

Improved Efficiency

•                         Corporate governance

•                         Management process

[LOGO]

Corporate Governance

• Meet virtually all recommended best practices

• Nine-member Board of Directors, eight independent directors	[GRAPHIC]

• Audit, Compensation, Nominating & Governance committees comprised entirely of independent directors
• Each committee has a detailed charter	[GRAPHIC]
• Committees have appropriate skill mix

Comprehensive Management Process

Extensive Monitoring		Reasonability Checks

Detailed Three-Year and Annual Plan
• Daily	• Comprised of detailed assumptions of the business units	• Rolling reforecast
• Weekly	• Reviewed by CEO, CFO and Chief Actuary	• Legal Entity reviews
•Monthly	• Approved by Board of Directors
•Quarterly

Corrective Action as Appropriate

Governance & Control

Business Strategy	Customer Value	Profitable Growth

Improved Efficiency

•                         Increased membership

•                         Earnings growth

•                         Excellent cash flow

•                         Enhanced shareholder value

[LOGO]

Member Growth

Total Medical Membership*

(in thousands)

[CHART]

	2,797	4,485	6,638	6,892	7,515	8,201	10,528	13,223	13,378
	1995	1996	1997	1998	1999	2000	2001	2002	2Q03
California Membership Growth:	7%	27%	17%	7%	15%	8%	6%	11%	5	%**

*                 Readjusted to reflect the inclusion of network access & Puerto Rico joint venture membership

**          Reflects growth from June 30, 2002

WLP Financial Highlights

Total Revenue

(in billions)

CAGR=28%

[CHART]

$4.0	$5.6	$6.5	$7.5	$9.2	$12.4	$17.3	$9.8
1996	1997	1998	1999	2000	2001	2002	YTD 2Q03

*                 As of December 31, 2002.   CAGR = (FV/PV)1/n –1, where FV is the future value, PV is the present value, and n is the number of years.

Income from
Continuing Operations(a)

(in millions)

CAGR=22%(e)

[CHART]

$198.5	$224.9	$263.0	$297.2	$342.3	$414.7	$660.9	$417.5
1996	1997	1998	1999	2000	2001	2002	YTD 2Q03

(a)          Before extraordinary items and cumulative effect of accounting change, if applicable

(b)          1997 income from continuing operations of $229.4 million excludes: i) $9.0 million of nonrecurring costs, net of tax, related to write-down of the Company’s dental practice management operations, discontinuance of certain medical practice management operations, and severance and retention payments associated with the GBO acquisition, ii)  $4.5 million charge, net of tax, associated with prior investments in certain distribution channels outside of California, and iii)  $18 million of investment gains in HPI, net of tax

(c)          1998 income from continuing operations of $319.5 million excludes a charge of $29.0 million, net of tax, related to WellPoint’s previous holdings in FPA Medical Management, Inc. and the impact of favorable IRS tax ruling of $85.5 million

(d)          2002 income from continuing operations before extraordinary item of $694.1 million excludes $33.2 million of net realized investment gains, net of tax

(e)          As of December 31, 2002.  CAGR = (FV/PV)1/n –1, where FV is the future value, PV is the present value, and n is the number of years.

Strong Cash Flow

•                  $2.8 billion net income since 1996

•                  $4.8 billion operating cash flow (net of capital expenditures)* since 1996

[CHART]

* Net cash provided by continuing operating activities, net of property and equipment purchased

•                  Since December 1996 WLP has:

•                  Bought back $1.2 billion of its common stock

•                  Completed eight acquisitions for $1.5 billion

•                  Increased cash & investments by $5.8 billion

•                  Reinvested $520 million in PP&E

WellPoint...A Compelling Investment

Health Care Industry

•                  14% GDP

•                  Growth faster than overall economy

•                  Demographics make health care more important

•                  Consolidating / more rational

•                  Opportunities

•                  Uninsured

•                  Health information

•                  Specialty products

WLP Performance

•                  Member growth

•                  Diversified product/customers

•                  Strong market share in targeted geographies

•                  Successful M&A integrations

•                  Consistent financial performance

•                  Actuarial expertise/discipline

•                  Strong management team

WLP Valuation

•                  Consistent growth in both revenues & EPS

•                  Operating cash flow > net income

•                  Strong balance sheet liquidity

•                  Approximately $8 billion in cash/investments as of June 30, 2003

•                  P/E multiple below S&P 500 average

Industry

•                       14% GDP

•                       Growth faster than overall economy

•                       Demographics make health care more important

•                       Consolidating/ more rational

•                       Opportunities

•                       Uninsured

•                       Health information

•                       Specialty products

Performance

•                       Member growth

•                       Diversified product/customers

•                       Strong market share in targeted geographies

•                       Successful M&A integrations

•                       Consistent financial performance

•                       Actuarial expertise/ discipline

•                       Strong management team

Valuation

•                       Consistent growth in both revenues & EPS

•                       Operating cash flow > net income

•                       Strong balance sheet liquidity

•                       Approximately $8 billion cash/investments as of June 30, 2003

•                       P/E multiple below S&P 500 average

[LOGO]